Marika Inc.
Chief Executive Officer
2360 Corporate Circle, Suite 400
Henderson, NV 89074
September 30, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Marika Inc.
Form S-1
Filed August 20, 2013
File No. 333-190728

Dear: Mara L. Ransom

In response to your letter dated September 16, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There will not be any such written communications or research reports provided to our Investors.

COMMENT: 2

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).
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It appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

Response: In response to this comment we referred Rule 419(a)(2) of Regulation C, which defines a blank check company as a company that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock. While we are a development stage company, the company is not a blank check company because:

     -    It has its own specific operational business plan,

     - Its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

     - We have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management;

     - Our sole officer and director, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date;

     - The fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus.

COMMENT: 3

Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets consisting of cash and nominal other assets. If you conclude that your company is a shell company, please revise your prospectus to disclose conspicuously that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Response: We have added following disclosure:

We are considered a "shell company" under applicable securities rules and subject to additional regulatory requirements as a result, including the inability of our shareholders to sell our shares in reliance on Rule 144 promulgated pursuant to the Securities Act of 1933, as well as our inability to register our securities on Form S-8 (an abbreviated registration process).

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Accordingly, investors should consider our shares to be significantly risky and illiquid investments.

Also we have added following risk factor:

Because we are currently considered a "shell company" within the meaning or Rule 12b-2 pursuant to the Securities Exchange Act of 1934, the ability of holders of our common stock to sell their shares may be limited by applicable regulations.

We are, currently, considered a "shell company" within the meaning of Rule 12b-2 pursuant to the Securities Exchange Act of 1934 and Rule 405 pursuant to the Securities Act of 1933, in that we currently have nominal operations and nominal assets other than cash. Accordingly, the ability of holders of our common stock to sell their shares may be limited by applicable regulations.

As a result of our classification as a "shell company", our investors are not allowed to rely on the "safe harbor" provisions of Rule 144 promulgated pursuant to the Securities Act of 1933 so as not to be considered underwriters in connection with the sale of our securities until one year from the date that we cease to be a "shell company." Additionally, as a result of our classification as a shell company:

     * Investors should consider shares of our common stock to be significantly risky and illiquid investments
     * We may not register our securities on Form S-8 (an abbreviated form of registration statement)
     * Our ability to attract additional funding to sustain our operations may be limited significantly

We can provide no assurance or guarantee that we will cease to be a "shell company" and, accordingly, we can provide no assurance or guarantee that there will be a liquid market for our shares. Accordingly, investors may not be able to sell our shares and lose their investments in the Company.

RISK FACTORS, PAGE 5

COMMENT: 4

In describing your business in relationship to a risk you sometimes refer to "products" and in at least two instances you refer to translation services. In another risk factor you describe the difficulty of attracting new translators. Based on a review of your proposed business it does not appear that you will be selling any products nor provide any translation services. Please review all your risk factors and revise to ensure that your risk factors are tailored to the services you plan to provide.

Response: We have revised all our risk factors to the services we plan to provide.

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WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT, PAGE 6.

COMMENT: 5

This risk factor appears to be generic. Please revise your risk factor to discuss the specific competitive risk to your business as it appears that you will be competing against established internet listing companies like eBay and Craigslist. Please also eliminate your reference to translation services.

Response: We have revised our risk factor to discuss the specific competitive risk to our business. We have eliminated reference to translation services.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 14

COMMENT: 6

We note your statements here that Marika Inc. is an online job marketplace that connects people or companies in need of professional translation with translators around the world, as well as your reference in the fifth paragraph on page 25 to Translation Group Inc. We note that in other places such as on page 3 and page 19 you describe your business as an errand and concierge service that will connect people in need of the performance of small tasks or errands with agents to perform those tasks. Please tell us your intended business plan. Please update your document throughout, the above examples are not exhaustive, to consistently describe your intended business.

Response: We have updated our document throughout to consistently describe our intended business. We have revised our statements to describe our business plan as follows:

Marika Inc. will be online job marketplace that connect people or companies in need to run errands or small tasks and the persons ("agents") who wish to assist in running those errands or small tasks. Customers will be able to post their tasks on our web site and agents will submit bids for the completion of the work.

COMMENT: 7

This significance to you of your agreement with Superakcijas Company is unclear, even though you have filed this agreement as a material contract. Considering the contract provides no assurances that Superakcijas will provide you with any minimum amount of business, please tell us why you believe this contract is material to you. Please also disclose whether you have retained agents such that you have the ability to act upon the "run errands services" you describe here, as needed.

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Response: The contract sets the terms of the business relationship between the two companies. For example it states that Marika Inc. is an independent contractor and not an employee, that Marika will take every precaution to keep the client information confidential, and that Service requests that are dangerous or illegal will not be considered. It states the start date of the service and the termination terms.

We have not retained any agents who will "run errands services". Agents will be able to offer their services and transact with clients through our marketplace website.

PLAN OF OPERATION, PAGE 15

COMMENT: 8

In each of the headers in this section, please revise to clarify, if true, that that the amount of time needed is reflected in months following the close of your offering.

Response: We have revised each headers of Plan of Operation section to clarify that that the amount of time needed is reflected in months following the close of our offering.

TYPE OF ERRANDS, PAGE 16

COMMENT: 9

In the second paragraph under this heading, you refer to the profitability of your operations. Please revise to clarify that even if you have revenues after starting to sell your services, there is no guarantee that you will ever become profitable.

Response: We have revised to clarify that even if we have revenues after starting to sell our services, there is no guarantee that we will ever become profitable.

GOING CONCERN, PAGE 17

COMMENT: 10

Your disclosure in the third paragraph on page 18 indicates that $66,000 will only last you one year and yet elsewhere, such as on page 15, you indicate that $25,000 will allow you to "conduct [y]our proposed operations for a minimum period of one year." Please revise to clarify.

Response:  We have revised our disclosure on page 18

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DESCRIPTION OF BUSINESS, PAGE 19

HOW IT WORKS, PAGE 20

COMMENT: 11

We note that prior to listing an agent you will perform some background checks on an agent prior to listing the agent. We also note that eBay and Craigslist have been subject to lawsuits concerning criminal and civil disputes in connection to services offered by individuals listing services on their sites. Please revise your business discussion to address this issue. Please also consider adding a risk factor addressing this risk to your business.

Response: We have added discussion and added risk factor.

THE COMPETITIVE ADVANTAGES OF USING OUR SERVICES, PAGE 20

COMMENT: 12

Please augment you disclosure to discuss the competitive advantages of your services and website versus those of other internet listing companies that customers may access to obtain similar services like eBay and Craigslist.

Response: We have added disclosure to discuss the competitive advantages of our services.

The competitive advantage of our services will be as follows:

     1. Our agents who will offer their services will not be anonymous as on the other Internet listing websites. Our feedback system will allow customers to evaluate agent before using their services.

     2. Social media Twitter and Facebook Fan Pages will be important feature of our website. Connection with social media will help people find the most desirable services and encourages our future agents to adopt good practices. This also might reduce the risk of scams, schemes, and otherwise unlawful activities which can reflect negatively on our site.

     3. Searching Craiglists' homepage or clicking on any of the categories will yield long lists of every relevant post, starting with the most recent. Our future web site will have customizable search options, profile listings based on services or products, and other tools can help make a website feel tailored to personal needs. We will utilize a system that integrates the search process with the contact process. In this way, customers can search for things they need and contact businesses simultaneously.

     4. Our future customers will have more piece of mind if using our website. Customers will pay directly to us and we will not pay to agents until we got confirmation from customer that work is done.

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INDUSTRY OVERVIEW, PAGE 20

COMMENT: 13

We note that you cite www.ibisworld.com as the source for the statement that the business concierge service industry has grown steadily over the last decade and it appears to be the source for the other industry data you provide in this section. Please provide us with a copy of the report(s) that support your statements appropriately marked to highlight the sections relied upon. We further note that the reference in this section is to the "business" concierge services. Your descriptions of your services are not limited to business concierge services. If there are different kinds of concierge services and they represent different markets and require different marketing, consider revising your business description to reflect these different markets.

Response: We obtained the information for our statements from the report snapshot which is displayed by visiting: http://www.ibisworld.com/industry/ business-concierge-services.html. Business concierges provide on-demand services for business executives, clients, employees and individuals. We are planning to provide such services and market them as disclosed in our registration statement.

COMPETITION, PAGE 21

COMMENT: 14

It appears that you are attempting to enter a market place that is dominated by established internet service listing companies like eBay and Craigslist. Please revise your disclosure to discuss the specific competitive nature of the market you plan to enter and eliminate your reference to translation service providers as this does appear to be related to your proposed business.

Response: We have revised our disclosure to discuss the specific competitive nature of the market we plan to enter and eliminated our reference to translation service providers .

PLAN OF DISTRIBUTION, PAGE 25

COMMENT: 15

We note that Mr. Aleksandrs Sviks will be relying upon the safe harbor from broker-dealer registration found in Exchange Act Rule 3a-41. Please provide us with the basis for reliance upon such exemption.

Response: We have provided the basis for reliance Mr. Aleksandrs Sviks the safe harbor from broker-dealer registration found in Exchange Act Rule 3a-41

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OFFERING PERIOD AND EXPIRATION DATE, PAGE 25

COMMENT: 16

We note that you discuss the sale of 10,000,000 shares. However, your prospectus is only registering the sale of 5,000,000 shares. Please revise.

Response:  We have revised to discuss the sale of 5,000,000 shares

PROCEDURE FOR SUBSCRIBING, PAGE 26

COMMENT: 17

Please file the subscription agreement referenced under this heading as an exhibit to your registration statement.

Response: We have filed the subscription agreement as an exhibit to our registration statement.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 29

COMMENT: 18

We note your disclosure that your fiscal year ends on October 31. From your financial statements, it appears that your fiscal year end is June 30. Please advise or revise. Response: We have revised our disclosure to state that our fiscal year ends on June 30.

EXHIBIT 5.1

COMMENT: 19

Counsel's reference to Altair International Corp. here is unclear. Please revise.

Response:  We have revised reference.

Please direct any further comments or questions you may have to the company's attorney:

Scott D. Olson, Esq.
274 Broadway
Costa Mesa, CA 92627
Tel: (310) 985-1034

Thank you.

Sincerely,


/s/ Aleksandrs Sviks
-----------------------------
Aleksandrs Sviks

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